NO ACT

16
1-18-13



DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549



13000765

February 28, 2013

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 02-28-2013

David L. Caplan
Davis Polk & Wardwell LLP
david.caplan@davispolk.com

Re: Limited Brands, Inc.
Incoming letter dated January 18, 2013

Dear Mr. Caplan:

This is in response to your letters dated January 18, 2013, January 28, 2013, and January 31, 2013 concerning the shareholder proposal submitted to Limited Brands by John Chevedden. We also have received letters from the proponent dated January 21, 2013, January 29, 2013, and February 3, 2013. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Ted Yu
Senior Special Counsel

Enclosure

cc: John Chevedden
*** FISMA & OMB Memorandum M-07-16 ***

February 28, 2013

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Limited Brands, Inc.
Incoming letter dated January 18, 2013

The proposal asks the board to adopt a policy that in the event of a change in control, there shall be no acceleration of vesting of any equity award granted to any senior executive, provided, however, that the board's compensation committee may provide that any unvested award will vest on a partial, pro rata basis, with such qualifications for an award as the Committee may determine.

We are unable to concur in your view that Limited Brands may exclude the proposal under rule 14a-8(i)(3). We are unable to conclude that the proposal is so inherently vague or indefinite that neither the shareholders voting on the proposal, nor the company in implementing the proposal, would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires. In addition, we are unable to conclude that you have demonstrated objectively that the proposal or the portions of the supporting statement you reference are materially false or misleading. Accordingly, we do not believe that Limited Brands may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

We are unable to concur in your view that Limited Brands may exclude the proposal under rule 14a-8(i)(10). Based on the information you have presented, it appears that Limited Brands' policies, practices, and procedures do not compare favorably with the guidelines of the proposal and that Limited Brands has not, therefore, substantially implemented the proposal. Accordingly, we do not believe that Limited Brands may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,

Angie Kim
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 *** *** FISMA & OMB Memorandum M-07-16 ***

February 3, 2013

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 3 Rule 14a-8 Proposal
Limited Brands, Inc. (LTD)
Limit Accelerated Executive Pay
John Chevedden

Ladies and Gentlemen:

This is in regard to the January 18, 2013 company request concerning this rule 14a-8 proposal.

The company January 31, 2013 letter fails to address any of the weaknesses that were pointed out in the company no action request.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2013 proxy.

Sincerely,



John Chevedden

cc: Sam Fried <SFried@limitedbrands.com>

New York
Menlo Park
Washington DC
São Paulo
London
Paris
Madrid
Tokyo
Beijing
Hong Kong

Davis Polk

Davis Polk & Wardwell LLP
450 Lexington Avenue
New York, NY 10017
212 450 4000 tel
212 701 5800 fax

January 31, 2013

Re: Shareholder Proposal Submitted by Mr. John Chevedden Pursuant to Rule 14a-8 of the Securities Exchange Act of 1934

U.S. Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549
(*Via email: shareholderproposals@sec.gov*)

Ladies and Gentlemen:

On behalf of Limited Brands, Inc., a Delaware corporation (the "Company" or "Limited Brands"), we are writing this letter with respect to the no-action request letter dated January 18, 2013 (the "No-Action Request Letter") relating to the shareholder proposal and supporting statement submitted by Mr. John Chevedden on December 11, 2012 (the "Proposal").

The No-Action Request Letter stated that the Compensation Committee of the Board of Directors of Limited Brands (the "Compensation Committee") intended to approve a resolution establishing a formal policy prohibiting the accelerated vesting of equity awards upon the mere occurrence of a change in control of the Company. I am writing to inform you that the following resolution, which is identical to the resolution excerpted in the No-Action Request Letter, was approved today by the Compensation Committee:

> RESOLVED, that it is the policy of Limited Brands, Inc. (the "Company") that it will not issue any future equity awards to its officers, directors, employees, advisors, consultants or other service providers that would vest on an accelerated basis upon the mere occurrence of a change in control (i.e., future equity awards may not have a "single trigger" vesting condition relating to a change in control transaction).

The Company respectfully submits that, by implementing the 2011 Stock Option and Performance Incentive Plan referenced in the No-Action Request Letter and adopting the formal policy referenced above, the Company has taken exactly the type of action called for in the

Proposal. Accordingly, for the reasons set forth in the No-Action Request Letter and the letter submitted to the Staff of the Office of Chief Counsel on January 28, 2013 (the "Response Letter"), the Company believes that the Proposal may be excluded from the proxy materials that Limited Brands intends to distribute in connection with the 2013 Annual Meeting of Shareholders in accordance with Rule 14a-8(i)(10). The Company also reiterates the additional arguments set forth in the No-Action Request Letter and the Response Letter and continues to believe that the Proposal may also be excluded in accordance with Rule 14a-8(i)(3).

Respectfully yours,



David Caplan

cc: John Chevedden
Samuel P. Fried (Limited Brands, Inc.)

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

*** FISMA & OMB Memorandum M-07-16 ***

January 29, 2013

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 2 Rule 14a-8 Proposal
Limited Brands, Inc. (LTD)
Limit Accelerated Executive Pay
John Chevedden

Ladies and Gentlemen:

This is in regard to the January 18, 2013 company request concerning this rule 14a-8 proposal.

The company unrealistically claims that its anticipated future policy, that does not address termination, will implement a rule 14a-8 proposal that explicitly addressed termination by including the word "termination" in the resolved statement.

Although the no action process is an expedited process, the company failed to include any exhibit of its purported key evidence – its 2011 Equity Plan.

Given another opportunity the company still fails to completely explain its theory of a "strong likelihood" that shareholders will purportedly not understand this sentence and the words related to it:
"This proposal should also be evaluated in the context of our Company's overall corporate governance as reported in 2012:"

Although the text in this proposal is similar to the text of the proposal in *Walgreen Co.* (October 4, 2012) (Amalgamated Bank) the company does not attempt to distinguish its position from *Walgreen.*

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2013 proxy.

Sincerely,



John Chevedden

cc: Sam Fried <SFried@limitedbrands.com>

New York
Menlo Park
Washington DC
São Paulo
London
Paris
Madrid
Tokyo
Beijing
Hong Kong

DavisPolk

Davis Polk & Wardwell LLP
450 Lexington Avenue
New York, NY 10017
212 450 4000 tel
212 701 5800 fax

January 28, 2012

Re: Shareholder Proposal Submitted by Mr. John Chevedden Pursuant to Rule 14a-8 of the Securities Exchange Act of 1934

U.S. Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549
(*Via email: shareholderproposals@sec.gov*)

Ladies and Gentlemen:

On behalf of Limited Brands, Inc., a Delaware corporation (the "Company" or "Limited Brands"), we are writing in response to the letter (the "Proponent's Letter") dated January 21, 2013 from Mr. John Chevedden (the "Proponent"). The Proponent's Letter responds to the Company's no-action request letter dated January 18, 2013 (the "No-Action Request Letter") with respect to the shareholder proposal and the supporting statement submitted by the Proponent on December 11, 2012 (the "Proposal") for inclusion in the proxy materials that Limited Brands intends to distribute in connection with its 2013 Annual Meeting of Shareholders (the "2013 Proxy Materials").

We reiterate our view set forth in the No-Action Request Letter that the Proposal may be properly excluded from the 2013 Proxy Materials under both Rule 14a-8(i)(3) and Rule 14a-8(i)(10). In fact, the Proponent's Letter itself would appear to provide compelling evidence that the Proposal is either excludable under Rule 14a-8(i)(10) or, if not, is impermissibly vague and, therefore, excludable under Rule 14a-8(i)(3).

I. The Proposal simply does not say what the Proponent's Letter suggests it says. As written, the Proposal only requires the Company to adopt a policy prohibiting the accelerated vesting of equity awards upon a "change in control", a policy that the Limited Brands Compensation Committee has effectively adopted and is expected to formalize on January 31, 2013. The Proposal does not require the adoption of a policy prohibiting accelerated vesting upon the occurrence of other events following a change in control. Accordingly, the Proposal may be excluded under Rule 14a-8(i)(10).

The Proponent's Letter states that "[t]he company unrealistically claims that its anticipated future policy, that does not address termination, will implement a rule 14a-8 proposal that addresses termination."

Presumably, the Proponent believes that the Proposal requires the Company to establish a policy that addresses the accelerated vesting of equity awards upon the "termination" of senior executives following a change in control. However, the Proposal does not say what the Proponents suggests it says.

The Proposal asks the Board of Directors "to adopt a policy that in the event of a change in control . . . there shall be no acceleration of vesting of any equity awards granted to any senior executive . . ." As written, the Proposal requires the Board of Directors to adopt a policy restricting the accelerated vesting of equity awards upon a change in control, but it does not require the policy to restrict accelerated vesting upon the occurrence of other events (e.g., termination) following the occurrence of a change in control. While it certainly is true that the Proposal could have asked the Board to adopt a policy that "in the event of a change in control, *or a change in control followed by the termination of a senior executive*, there shall be no acceleration of any equity awards . . . ", the reality is that he did not—nor, in our view, does the Proposal contain any other language that would lead one to believe that it addresses accelerated vesting of equity awards upon a "termination." In fact, the only time the word "termination" is mentioned in the Proposal is in the context of scenarios in which accelerated vesting would be *permitted*.

Despite the Proponent's contention to the contrary, it is clear that the Proposal only requires the Company to adopt a policy addressing accelerated vesting upon a change in control. We respectfully submit that, upon confirmation that the Compensation Committee of the Board of Directors of Limited Brands has adopted a formal policy that it will not issue equity awards upon the mere occurrence of a change in control, the Proposal will have been "substantially implemented" and, therefore, may be excluded pursuant to Rule 14a-8(i)(10).

II. The Proponent's mischaracterization of his own Proposal demonstrates that, if the Proposal is not excludable under Rule 14a-8(i)(10), it is impermissibly vague and, therefore, excludable under Rule 14a-8(i)(3).

For the reasons stated above, the proper interpretation of the Proposal in our view is clear: It requires the establishment of a policy restricting the accelerated vesting of equity awards upon the occurrence of a change in control. The Proponent disagrees and argues that the Proposal has a very different, much more expansive, meaning. While it is our view that the Proponent's interpretation is not consistent with the Proposal's clear wording, the existence of the Proponent's interpretation, at the very least, highlights the presence of a very fundamental ambiguity in the scope and meaning of the Proposal. Accordingly, for the reasons set forth in the No-Action Request Letter and Section I above, we believe the Proposal is excludable under Rule 14a-8(i)(10), but the mere existence of this interpretative disagreement provides clear evidence that it is also excludable pursuant to Rule 14a-8(i)(3).

* * *

We reiterate our view that substantial portions of the supporting statement have absolutely no connection to the subject matter of the Proposal and, as a result, the Proposal may be excluded under Rule 14a-8(i)(3). We also reiterate our belief that *Walgreens Co.* (October 4, 2012) is not relevant to the arguments presented in the No-Action Request Letter. The arguments set forth by Limited Brands are different from those set forth by Walgreens and, therefore, should be considered on their own merits.

For the reasons set forth above and in the No-Action Request Letter, we believe that the Proposal may be excluded from the Company's 2013 Proxy Materials in accordance with Rule 14a-8(i)(3) and Rule 14a-8(i)(10).

Respectfully yours,



David L. Caplan

Attachment
cc w/ att: John Chevedden
Samuel P. Fried (Limited Brands, Inc.)

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

*** FISMA & OMB Memorandum M-07-16 ***

January 21, 2013

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 1 Rule 14a-8 Proposal
Limited Brands, Inc. (LTD)
Limit Accelerated Executive Pay
John Chevedden

Ladies and Gentlemen:

This is in regard to the January 18, 2013 company request concerning this rule 14a-8 proposal.

The company unrealistically claims that its anticipated future policy, that does not address termination, will implement a rule 14a-8 proposal that addresses termination.

The company does not completely explain its theory of a "strong likelihood" that shareholders will purportedly not understand this sentence and the words related to it:
"This proposal should also be evaluated in the context of our Company's overall corporate governance as reported in 2012:"

Although the text in this proposal is similar to the text of the proposal in *Walgreen Co.* (October 4, 2012) (Amalgamated Bank) the company does not disagree with *Walgreen.*

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2013 proxy.

Sincerely,



John Chevedden

cc: Sam Fried <SFried@limitedbrands.com>

[LTD: Rule 14a-8 Proposal, December 11, 2012]

Proposal 4* – Limit Accelerated Executive Pay

Resolved: The shareholders ask the board of directors to adopt a policy that in the event of a change in control (as defined under any applicable employment agreement, equity incentive plan or other plan), there shall be no acceleration of vesting of any equity award granted to any senior executive, provided, however, that our board's Compensation Committee may provide in an applicable grant or purchase agreement that any unvested award will vest on a partial, *pro rata* basis up to the time of the senior executive's termination, with such qualifications for an award as the Committee may determine.

For purposes of this Policy, "equity award" means an award granted under an equity incentive plan as defined in Item 402 of the SEC's Regulation S-K, which addresses executive compensation. This resolution shall be implemented so as not affect any contractual rights in existence on the date this proposal is adopted.

The vesting of equity pay over a period of time is intended to promote long-term improvements in performance. The link between executive pay and long-term performance can be severed if such pay is made on an accelerated schedule.

This proposal should also be evaluated in the context of our Company's overall corporate governance as reported in 2012:

GMI/The Corporate Library, an independent investment research firm, had continuously rated our company "D" since 2004! with "High Governance Risk." Also "Very High Concern" for our director qualifications and "High Concern" regarding our Executive Pay – $19 million for Leslie Wexner and we are not a $100 billion company.

We gave 68% support to the 2011 shareholder proposal to eliminate our regressive 75% voting thresholds to make key improvements to our corporate governance like adopting one-year terms for our directors. Then our management disingenuously put the proposal topic to eliminate the 75% thresholds on our 2012 ballot as a binding proposal and then voted their shares against it so it could not possibly get the 75% vote of all shares outstanding needed for adoption.

Six of our directors each had 10 to 49 years long-tenure and 5 directors were age 73 to 79 – succession planning concern. Plus a director at age 79 can now be elected for a 3-year term. Director independence erodes after 10-years. GMI said long-tenure hinders director ability to provide effective oversight. A more independent perspective would be a priceless asset for our directors.

GMI said Mr. Wexner received $4.9 million in short-term incentive pay based on six-month operating seasons. Short-term pay should be based on at least one-year periods; anything less may force our highest paid executives to focus on extreme short-term growth. Moreover, despite his ownership, Mr. Wexner continued to receive time-vesting equity in the form of market-priced stock options. Finally, Mr. Wexner had a potential $51 million entitlement under a change in control.

Please vote to protect shareholder value:

Limit Accelerated Executive Pay – Proposal 4*

New York
Menlo Park
Washington DC
São Paulo
London
Paris
Madrid
Tokyo
Beijing
Hong Kong

Davis Polk

Davis Polk & Wardwell LLP
450 Lexington Avenue
New York, NY 10017

212 450 4000 tel
212 701 5800 fax

January 18, 2013

Re: Shareholder Proposal Submitted by John Chevedden Pursuant to Rule 14a-8 of the Securities Exchange Act of 1934

U.S. Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549
(*Via email: shareholderproposals@sec.gov*)

Ladies and Gentlemen:

On behalf of Limited Brands, Inc., a Delaware corporation (the "Company" or "Limited Brands"), and in accordance with Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), we are filing this letter with respect to the shareholder proposal and supporting statement submitted by John Chevedden (the "Proponent") on December 11, 2012 (the "Proposal") for inclusion in the proxy materials that Limited Brands intends to distribute in connection with its 2013 Annual Meeting of Shareholders (the "2013 Proxy Materials"). We hereby request confirmation that the Staff of the Office of Chief Counsel (the "Staff") will not recommend any enforcement action if, in reliance on Rule 14a-8, Limited Brands omits the Proposal from its 2013 Proxy Materials.

Pursuant to Rule 14a-8(j), this letter is being filed with the Securities and Exchange Commission (the "Commission") no later than 80 days before Limited Brands files its definitive 2013 Proxy Materials. Pursuant to Staff Legal Bulletin No. 14D (CF), *Shareholder Proposals* (Nov. 7, 2008), question C, we have submitted this letter to the Commission via email to shareholderproposals@sec.gov.

Pursuant to Rule 14a-8(j), a copy of this submission is being sent simultaneously to the Proponent as notification of the Company's intention to omit the Proposal from its 2013 Proxy Materials. This letter constitutes the Company's statement of the reasons that it deems the omission of the Proposal to be proper. We have been advised by the Company as to the factual matters set forth herein.

The Proposal states:

> Resolved: The shareholders ask the board of directors to adopt a policy that in the event of a change in control (as defined under any applicable employment agreement, equity incentive plan or other plan), there shall be no acceleration of vesting of any equity award granted to any senior executive, provided, however, that our board's Compensation Committee may provide in an applicable grant or purchase agreement that any unvested award will vest on a partial, *pro rata* basis up to the time of the senior executive's termination, with such qualifications for an award as the Committee may determine.
>
> For purposes of this Policy, "equity award" means an award granted under an equity incentive plan as defined in Item 402 of the SEC's Regulation S-K, which addresses executive compensation. This resolution shall be implemented so as not affect any contractual rights in existence on the date this proposal is adopted.

A copy of the Proposal and related correspondence from the Proponent is attached to this letter as Exhibit A.

Statement of Reasons to Exclude

The Company believes that the Proposal may be properly excluded from its 2013 Proxy Materials under both Rule 14a-8(i)(10) and Rule 14a-8(i)(3) for the reasons discussed below.

I. ***The Proposal has been substantially implemented because Limited Brands has effectively adopted, and is in the process of formalizing, a policy that it will not issue equity awards that vest on an accelerated basis upon the mere occurrence of a change in control. Upon confirmation that Limited Brands has formally adopted this policy, the Proposal may be omitted from the 2013 Proxy Materials under Rule 14a-8(i)(10).***

Rule 14a-8(i)(10) permits the Company to exclude a proposal if "the company has already substantially implemented the proposal." The Commission has stated that the predecessor to Rule 14a-8(i)(10) was "designed to avoid the possibility of shareholders having to consider matters which have already been favorably acted upon by the management." See Exchange Act Release No. 34-12598 (July 7, 1976).

The Staff has confirmed that a company will be considered to have substantially implemented a proposal when its "policies, practices and procedures, as well as its public disclosures, compare favorably with the guidelines of the proposal." *Duke Energy Corporation* (February 21, 2012) (permitting exclusion of a proposal requesting that Duke Energy asses and prepare a report on the company's actions to reduce greenhouse gas when the company had already made extensive disclosures about its efforts). The Staff has repeatedly permitted companies to exclude proposals related to executive compensation on these grounds. *See General Electric*

Company (January 11, 2012) (permitting exclusion of a proposal calling for the long-term vesting of equity awards where General Electric had publicly disclosed that it was already in compliance with the proposal); *General Electric Company* (January 23, 2010) (permitting exclusion of a proposal requesting that the board explore with certain executive officers the renunciation of stock option grants where the board had previously conducted discussions with executive officers on that topic); and *AutoNation, Inc.* (February 16, 2005) (concurring with the exclusion of a proposal requesting that the board seek shareholder approval for future "golden parachutes" with senior executives where, after receiving the proposal, the company adopted a policy to submit any such arrangements to a shareholder vote).

The Proposal requests that the Board of Directors of Limited Brands (the "Board") adopt a policy that there shall be no accelerated vesting of any equity awards upon a change in control. As explained below, Limited Brands[1] has effectively adopted, and is in the process of formalizing, exactly the type of policy called for by the Proposal, and thus the Proposal may be excluded under Rule 14a-8(i)(10).

At the Company's 2011 annual meeting, the Board proposed, and the shareholders of the Company adopted, the 2011 Stock Option and Performance Incentive Plan (the "2011 Equity Plan"). Among other revisions made to the Company's previous equity incentive plans, the 2011 Equity Plan provided that, in order for a participant's awards to vest on an accelerated basis, (1) a change in control must occur and (2) the participant must experience a qualifying termination within 24 months following the change in control (i.e., a "double trigger" vesting condition). Stated differently, a change in control alone does not trigger the acceleration of any equity awards granted under the 2011 Equity Plan.

From and after adoption of the 2011 Equity Plan, as disclosed in the 2011 Proxy Statement, all equity awards by Limited Brands are to be made under the 2011 Equity Plan, and not under prior plans that might have permitted the issuance of equity awards with a "single trigger" vesting condition. The 2011 Equity Plan was formally adopted on May 26, 2011 and, since that date, all equity awards issued by Limited Brands have had a "double trigger" vesting condition as required by that Plan.[2]

The adoption of the 2011 Equity Plan reflects the Company's policy that it will no longer issue any equity awards that vest upon the mere occurrence of a change in control (i.e., future equity awards will not have a "single trigger" vesting condition). In addition, with a view toward formalizing its policy even beyond the 2011 Plan, the Compensation Committee of the Board intends to approve the following resolution at its next meeting on January 31, 2013:

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[1] Where applicable, references to the "Company" and "Limited Brands" in this Section refer to the Compensation Committee of the Board (the "Compensation Committee"), which is directly responsible for the subject matter raised by the Proposal. The Compensation Committee's Charter provides that the Committee shall "review and approve the Company's compensation and benefits philosophy and policies generally . . . including reviewing and approving any incentive compensation plans and equity-based plans of the Company."

[2] Prior to May 26, 2011 the Company issued equity awards under different equity incentive plans. Some of these awards are still outstanding and would accelerate upon the mere occurrence of a change of control. However, the Proposal states that it should be implemented "so as not to affect any contractual rights in existence on the date this proposal is adopted", and therefore would not require the Company to modify the terms of equity awards that have been previously issued.

> RESOLVED, that it is the policy of Limited Brands, Inc. (the "Company") that it will not issue any future equity awards to its officers, directors, employees, advisors, consultants or other service providers that would vest on an accelerated basis upon the mere occurrence of a change in control (i.e., future equity awards may not have a "single trigger" vesting condition relating to a change in control transaction).

Promptly after the Compensation Committee meeting (and assuming the Committee adopts the resolution), the Company will deliver evidence of the passage of this resolution to the Staff and the Proponent.[3]

By implementing the 2011 Equity Plan and adopting a formal policy regarding the issuance of "single-trigger" equity awards, the Company will have taken exactly the type of action called for in the Proposal. Accordingly, the Company respectfully submits that the Proposal may be excluded pursuant to Rule 14a-8(i)(10).

II. The Proposal is impermissibly misleading in violation of Rule 14a-8(i)(3) because substantial portions of the supporting statement are completely unrelated to the accelerated vesting of equity awards, and there is at least a strong likelihood that reasonable shareholders would be misled as to the effect of the Proposal if implemented. Accordingly, the Proposal may be omitted from the 2013 Proxy Materials under Rule 14a-8(i)(3).

Under Rule 14a-8(i)(3), companies may exclude a shareholder proposal if "the proposal or supporting statement is contrary to any of the Commission's proxy rules or regulations, including Rule 14a-9, which prohibits materially false or misleading statements in proxy solicitation materials."

Unlike the other bases for exclusion under Rule 14a-8, Rule 14a-8(i)(3) explicitly refers to the supporting statement as a basis for exclusion. In Staff Legal Bulletin No. 14B (CF) (September 15, 2004), the Staff stated that exclusion under Rule 14a-8(i)(3) can be appropriate where "substantial portions of the supporting statement are irrelevant to consideration of the subject matter of the proposal, such that there is a strong likelihood that a reasonable shareholder would be uncertain as to the matter on which she is being asked to vote." *See, e.g., Boise Cascade Corporation* (January 23, 2001) (permitting exclusion of significant portions of a supporting statement relating to a proposal to separate the positions of Chairman and CEO because they dealt with "irrelevant issues and misleading allegations"); *Kmart Corporation* (March 28, 2000) (permitting exclusion of a proposal to disclose contributions to political parties not recognizing the

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[3] The Staff has previously concurred that a proposal can be substantially implemented by company actions that begin to enact a proposal, even if the process of enacting the proposal is not yet complete. *See, e.g., Starbucks Corporation* (November 27, 2012) (permitting exclusion of a proposal where the company's board of directors was scheduled to vote upon a recommendation to approve a by-law amendment that would substantially implement the proposal after the date of the initial no-action request); *MDU Resources Group, Inc.* (January 16, 2010) (permitting exclusion of a proposal where the company's board of directors was "expected to act early next month" on a by-law amendment that would substantially implement the proposal).

rights of the unborn where the supporting statement consisted of statements largely irrelevant to the proposal).

The Proposal is entitled "Limit Accelerated Executive Pay" and purports to provide the Company's stockholders with input on the question of whether equity awards made to senior executives can vest on an accelerated basis. However, the majority of the supporting statement discusses completely unrelated topics.

The supporting statement contains six paragraphs, only one of which focuses on the accelerated vesting of equity awards. The two longest and most detailed paragraphs discuss the Company's classified board and the length of the tenure of the Company's current directors—the Proponent does not even attempt to explain how these subjects relate to accelerated vesting, which they obviously do not. Their inclusion obscures the subject matter that is actually under consideration.

Two other paragraphs within the supporting statement contain statements about the Company's executive compensation practices, but most of these statements are nonetheless irrelevant to the accelerated vesting of equity awards. For example, the last paragraph notes that Mr. Wexner receives short term incentive pay that is based on six-month operating seasons, and that Mr. Wexner continues to receive time-vesting equity in the form of market-price options—topics that simply have nothing do with the Proposal.

Because the majority of the supporting statement is irrelevant to the subject matter of the Proposal and potentially misleading to shareholder with respect to the effect that the Proposal would have if implemented, the Company believes that the Proposal may be excluded under Rule 14a-8(i)(3).

III. The Proposal is impermissibly vague and indefinite because it fails to define key terms and otherwise fails to provide sufficient guidance to shareholders with respect to its meaning. Accordingly, the Proposal may be omitted from the 2013 Proxy Materials under Rule 14a-8(i)(3).

As noted above, under Rule 14a-8(i)(3), a proposal may be excluded if "the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in the proxy materials." The Staff has previously stated that shareholder proposals may be excluded under Rule 14a-8(i)(3) where "the resolution contained in the proposal is so inherently vague or indefinite that neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires . . ."

The Staff has consistently concurred that a shareholder proposal relating to executive compensation may be excluded under Rule 14a-8(i)(3) where the proposal fails to define key terms or otherwise fails to provide sufficient guidance on its meaning, thereby resulting in the proposal being so vague or indefinite that it is inherently misleading. *See The Boeing Company* (March 2, 2011) (concurring with the exclusion of a proposal requesting, among other things, that senior executives relinquish certain "executive pay rights" because the proposal did not sufficiently explain the meaning of the phrase, rendering the proposal vague and indefinite);

General Electric Company (January 21, 2011) (proposal requesting that the compensation committee make specified changes to senior executive compensation was vague and indefinite because, when applied to the company, neither the stockholders nor the company would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires); and *Verizon Communications Inc.* (February 21, 2008) (proposal requesting that the board of directors adopt a new senior executive compensation policy incorporating criteria specified in the proposal failed to define critical terms and was internally inconsistent).

On November 29, 2011, the Company received a shareholder proposal similar to the Proposal, which also sought to restrict the accelerated vesting of equity awards upon a change in control. In seeking no-action relief to support the exclusion of the prior proposal, the Company argued that certain key terms and phrases in the proposal were susceptible to multiple interpretations or were otherwise unclear, and the Staff concurred with the Company's belief that shareholders would not be able to determine with any reasonable certainly exactly what actions or measures the proposal requires. *Limited Brands, Inc.* (February 29, 2012).

While the Proposal has been modified from the prior version to address some of the vague terms, the revisions have not cured all of the prior defects, and in some cases, have created new ambiguities:

a. In an attempt to cure an ambiguity identified in the prior version of the proposal, the Proposal now states that "change in control" shall have the meaning assigned to such term "under any applicable employment agreement, equity incentive plan or other plan." The "change in control" concept is a critical aspect of the Proposal, but shareholders will not be able to discern the meaning of the phrase without locating each "applicable employment agreement, equity incentive plan or other plan" and identifying the relevant provisions. The Staff has repeatedly recognized that proposals which define key terms and definitions by reference to outside sources may be confusing to shareholders, and therefore may be excluded. *See, e.g., WellPoint, Inc.* (February 24, 2012) (proposal for an independent chairman can be excluded under Rule 14a-8(i)(3) as vague and indefinite because it defines "independence" solely by reference to NYSE listing standards); and *AT&T Inc.* (February 16, 2010) (proposal defining the meaning of the phrase "grassroots lobbying communications" by reference to federal regulations can be excluded as vague and indefinite).

b. The Proposal states that there shall be no accelerated vesting of equity awards granted to "senior executives," but it fails to provide a definition of this key phrase. "Senior executive" could refer to any persons covered by Section 16 of the Exchange Act or, alternatively, to the "named executive officers" of the Company (as such term is defined under Item 402 of Regulation S-K). In addition, in light of the fact that the Company issues all of its equity awards under the 2011 Equity Plan, the Proposal may be intended to compel amendments to the 2011 Equity Plan that would naturally apply to all of the plan's participants.

c. Another ambiguity relates to the ability of the Company to issue successor equity awards. Section 19.05 of the 2011 Equity Plan provides that:

> Section 19.05. *Successors.* The obligations of the Company under the Plan shall be binding upon any successor corporation or organization resulting from the merger, consolidation or other

> reorganization of the Company . . . In the event of any of the foregoing, the [Compensation] Committee may, at its discretion prior to the consummation of the transaction, cancel, offer to purchase, exchange, adjust or modify any outstanding awards, at such time and in such manner as the Committee deems appropriate . . . .

If the Proposal were adopted, it is not clear whether an unvested equity grant in the Company may be exchanged for a new award in the equity of the Company's successor upon the occurrence of a merger, or whether such equity award must be forfeited for no consideration. On the one hand, the exchange of an unvested equity award for a new award in the equity of a successor appears consistent with the Proposal's underlying logic. On the other hand, the Proposal could be interpreted to mean that no unvested equity awards may be exchanged for any consideration (because the occurrence of such an exchange would mean that the awards have vested on an "accelerated schedule").

For the reasons set forth in Section I, the Company has already substantially implemented the Proposal, even under its broadest possible interpretation. However, the Proposal's failure to clearly define key terms and provide guidance on its meaning would render the details of the Proposal unclear to shareholders—i.e., reasonable shareholders could have differing views as to what actions would be required of the Company if the Proposal were implemented. Accordingly, we respectfully submit that the Proposal does not provide the level of clarity required by the standards previously articulated by the Staff and may be excluded under Rule 14a-8(i)(3).

* * *

We are aware that the Staff has previously considered a substantially similar proposal, and declined to concur in its exclusion from the company's proxy materials. *See Walgreen Co.* (Oct. 4, 2012). We note that Walgreens did not advance the arguments described above. In that regard, and potentially most important, Limited Brands' adoption of the 2011 Equity Plan and the anticipated actions by its Compensation Committee raise considerations that are very relevant under Rule 14a-8(i)(10) . We therefore do not believe that *Walgreens Co.* should control in this case.

Conclusion

For the reasons set forth above, we believe that the Proposal may be excluded from the Company's 2013 Proxy Materials in accordance with Rule 14a-8(i)(3) and Rule 14a-8(i)(10). We respectfully request confirmation that the Staff will not recommend any enforcement action if the Proposal is excluded.

If you have any questions or would like any additional information regarding the foregoing, please do not hesitate to call me at (212) 450-4156. Thank you for your attention to this matter.

Respectfully yours,



David L. Caplan

Attachment
cc w/ att: John Chevedden
Samuel P. Fried (Limited Brands, Inc.)

EXHIBIT A

(attached)

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

Mr. Leslie H. Wexner
Chairman of the Board
Limited Brands, Inc. (LTD)
3 Limited Pkwy
Columbus, OH 43230
Phone: 614 415-7000

Dear Mr. Wexner,

I purchased stock and hold stock in our company because I believed our company has unrealized potential. I believe some of this unrealized potential can be unlocked by making our corporate governance more competitive. And this will be virtually cost-free and not require lay-offs.

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is submitted for the next annual shareholder meeting. Rule 14a-8 requirements will be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and presentation of the proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication.

In the interest of company cost savings and improving the efficiency of the rule 14a-8 process please communicate via email to *** FISMA & OMB Memorandum M-07-16 ***

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal promptly by email to *** FISMA & OMB Memorandum M-07-16 ***

Sincerely,





John Chevedden　　　　Date

*** FISMA & OMB Memorandum M-07-16 ***

cc: Sam Fried <SFried@Limitedbrands.com>
EVP - Law, Policy & Governance
614-415-7199 tel
FX: 614-415-7786
FX: 614-415-7440
Doug L. Williams <DLWilliams@Limitedbrands.com>

[LTD: Rule 14a-8 Proposal, December 11, 2012]

Proposal 4* – Limit Accelerated Executive Pay

Resolved: The shareholders ask the board of directors to adopt a policy that in the event of a change in control (as defined under any applicable employment agreement, equity incentive plan or other plan), there shall be no acceleration of vesting of any equity award granted to any senior executive, provided, however, that our board's Compensation Committee may provide in an applicable grant or purchase agreement that any unvested award will vest on a partial, *pro rata* basis up to the time of the senior executive's termination, with such qualifications for an award as the Committee may determine.

For purposes of this Policy, "equity award" means an award granted under an equity incentive plan as defined in Item 402 of the SEC's Regulation S-K, which addresses executive compensation. This resolution shall be implemented so as not affect any contractual rights in existence on the date this proposal is adopted.

The vesting of equity pay over a period of time is intended to promote long-term improvements in performance. The link between executive pay and long-term performance can be severed if such pay is made on an accelerated schedule.

This proposal should also be evaluated in the context of our Company's overall corporate governance as reported in 2012:

GMI/The Corporate Library, an independent investment research firm, had continuously rated our company "D" since 2004! with "High Governance Risk." Also "Very High Concern" for our director qualifications and "High Concern" regarding our Executive Pay – $19 million for Leslie Wexner and we are not a $100 billion company.

We gave 68% support to the 2011 shareholder proposal to eliminate our regressive 75% voting thresholds to make key improvements to our corporate governance like adopting one-year terms for our directors. Then our management disingenuously put the proposal topic to eliminate the 75% thresholds on our 2012 ballot as a binding proposal and then voted their shares against it so it could not possibly get the 75% vote of all shares outstanding needed for adoption.

Six of our directors each had 10 to 49 years long-tenure and 5 directors were age 73 to 79 – succession planning concern. Plus a director at age 79 can now be elected for a 3-year term. Director independence erodes after 10-years. GMI said long-tenure hinders director ability to provide effective oversight. A more independent perspective would be a priceless asset for our directors.

GMI said Mr. Wexner received $4.9 million in short-term incentive pay based on six-month operating seasons. Short-term pay should be based on at least one-year periods; anything less may force our highest paid executives to focus on extreme short-term growth. Moreover, despite his ownership, Mr. Wexner continued to receive time-vesting equity in the form of market-priced stock options. Finally, Mr. Wexner had a potential $51 million entitlement under a change in control.

Please vote to protect shareholder value:

Limit Accelerated Executive Pay – Proposal 4*

Notes:
John Chevedden, *** FISMA & OMB Memorandum M-07-16 *** sponsored this proposal.

Please note that the title of the proposal is part of the proposal.

*Number to be assigned by the company.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(I)(3) in the following circumstances:
>
> - the company objects to factual assertions because they are not supported;
> - the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
> - the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
> - the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email *** FISMA & OMB Memorandum M-07-16 ***


SPINNAKER TRUST

Post-it® Fax Note 7671	Date 12-20-12 # of pages ▶
To Sam Friel	From John Chevedden
Co./Dept.	Co.
Phone #	Phone *** FISMA & OMB Memorandum M-07-16 ***
Fax # 614-415-7736 614-415-7440	Fax #

December 20, 2012

John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

Dear Mr. Chevedden,

This is to confirm that you own no fewer than 240 shares of Limited Brands Inc., (LTD) CUSIP #532716107 and have held them continuously since at least October 1, 2011.

Spinnaker Trust acts as custodian for these shares. Northern Trust Company, a direct participant in the Depository Trust Company, in turn acts as a master custodian for Spinnaker Trust. Northern Trust is a member of the Depository Trust Company whose nominee name is Cede & Co.

These shares are held by Northern Trust as master custodian for Spinnaker Trust. All of the shares have been held continuously since at least October 1, 2011.

Sincerely,



John P.M. Higgins
Relationship Manager

123 Free Street, P.O. Box 7160, Portland, Maine 04112-7160
207-553-7160 207-553-7162 (Fax) 888-449-3512 (Toll Free) www.spinnakertrust.com



Northern Trust

December 20, 2012

John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

RE: Limited Brands Inc., (LTD) (Shareholder Resolution) CUSIP #532716107, Account # *** FISMA & OMB Memorandum M-07-16 ***
Spinnaker Trust

Dear Mr. Chevedden:

The Northern Trust Company is the custodian for Spinnaker Trust. As of October 1, 2012, Spinnaker Trust held 388 shares Limited Brands Inc., (LTD) CUSIP #532716107. The above account has continuously held at least 240 shares of LTD common stock since at least October 1, 2011.

Sincerely,

Rhonda Epler-Staggs
Northern Trust Company
Correspondent Trust Services
(312) 444-4114

CC: John P.M. Higgins, Spinnaker Trust